Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

Zebra Technologies and Fargo Electronics
Terminate Acquisition Agreement and Tender Offer

        Vernon Hills, IL, and Eden Prairie, MN, March 27, 2002—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that the companies have mutually agreed to terminate the acquisition agreement whereby Zebra would acquire all outstanding shares of Fargo common stock (including associated rights to purchase preferred stock) for $7.25 per share in cash. The transaction has been under Hart-Scott-Rodino (HSR) antitrust review by the Federal Trade Commission (FTC). Based on discussions with representatives of the FTC, Zebra and Fargo believe it is unlikely that the FTC will clear the transaction as currently proposed. After careful consideration, the management and board of directors of each company concluded that the likely time required and the uncertainty of reaching and implementing a solution acceptable to the FTC renders this transaction no longer in the best interests of the respective companies and their stockholders. Accordingly, the companies agreed to a mutual termination of their acquisition agreement. Neither party will pay a break-up fee.

        The acquisition was announced on July 31, 2001. A tender offer for all outstanding shares of Fargo stock commenced on August 3, 2001, and was most recently scheduled to expire at 5:00 PM, New York City time, on April 5, 2002. The tender offer has been terminated, effective immediately. None of the Fargo shares tendered in the tender offer will be accepted and paid for, and Zebra will promptly return all shares of Fargo common stock tendered and not withdrawn in the tender offer.

        Fargo Electronics, Inc., is the world"s leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

        Zebra Technologies Corporation delivers innovative and reliable on-demand printing solutions to businesses and governments in more than 90 countries around the world. A broad range of applications benefit from Zebra®-brand thermal bar code label and receipt printers and Eltron®-brand plastic card printers, resulting in enhanced security, increased productivity, improved quality, lower costs and better customer service. The company, with an installed base of more than two million printers, also offers software, connectivity solutions and printing supplies. Information about Zebra Technologies can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Tony Dick Acting Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6892 Fax: 952.941.7836